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                                                                      EXHIBIT 23

The Board of Directors and Shareholders
PhyCor, Inc.

         We consent to incorporation by reference in the Registration Statements of PhyCor, Inc. on Form S-3 (No. 33-98528), Form S-4 (Nos. 33-66210 and 33-98530) and Form S-8 (Nos. 33-65228, 33-85726 and 333-58709) of our report dated April 11, 2002 relating to the consolidated balance sheets of PhyCor, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2001, and related schedule, which reports appear in the December 31, 2001 Annual Report on Form 10-K of PhyCor, Inc.

         Our report dated April 11, 2002, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a net capital deficiency and has a net working capital deficit that raise substantial doubt about its ability to continue as a going concern. On January 31, 2002, the Company and 47 of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Management has developed a plan of reorganization for approval by the Company's creditors and confirmation by the U.S. Bankruptcy Court. If the plan of reorganization is accepted, continuation of the business thereafter is dependent on the Company's ability to achieve successful future operations. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that might result from the outcome of this uncertainty.

                                       /s/ KPMG LLP
                                       -----------------------------------------
                                       Nashville, Tennessee
                                       April 11, 2002